Exhibit 21.1

SUBSIDIARIES OF SCHOLAR ROCK HOLDING CORPORATION

Subsidiary	Jurisdiction
Scholar Rock, Inc.	Delaware
Scholar Rock Netherlands B.V.	The Netherlands
Scholar Rock U.S. Operations, Inc.	Delaware
Scholar Rock Foreign Holdings, Inc.	Delaware
Scholar Rock Ireland Limited	Ireland
Scholar Rock Switzerland GmbH	Switzerland
Scholar Rock Germany GmbH	Germany
Scholar Rock Securities Corporation	Massachusetts